UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Form 6-K

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16 under

the Securities Exchange Act of 1934

For the month of August 2023

Commission File No. 000-54189

MITSUBISHI UFJ FINANCIAL GROUP, INC.

(Translation of registrant’s name into English)

7-1, Marunouchi 2-chome, Chiyoda-ku

Tokyo 100-8330, Japan

(Address of principal executive office)

Indicate by check mark whether the registrant files or

will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F      X        Form 40-F

THIS REPORT ON FORM 6-K SHALL BE DEEMED TO BE INCORPORATED BY REFERENCE IN THE REGISTRATION STATEMENT ON FORM F-3 (NO. 333-273681) OF MITSUBISHI UFJ FINANCIAL GROUP, INC. AND TO BE A PART THEREOF FROM THE DATE ON WHICH THIS REPORT IS FURNISHED TO THE U.S. SECURITIES AND EXCHANGE COMMISSION TO THE EXTENT NOT SUPERSEDED BY DOCUMENTS OR REPORTS SUBSEQUENTLY FILED WITH OR FURNISHED TO THE U.S. SECURITIES AND EXCHANGE COMMISSION.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: August 14, 2023

Mitsubishi UFJ Financial Group, Inc.

By:	/s/ Toshinao Endo
Name:	Toshinao Endo
Title:	Managing Director, Head of Documentation & Corporate Secretary Department, Corporate Administration Division

English Translation of Excerpts from Quarterly Securities Report Filed in Japan

This document is an English translation of selected information included in the Quarterly Securities Report for the quarter ended June 30, 2023 filed by Mitsubishi UFJ Financial Group, Inc. (“MUFG” or “we”) with the Kanto Local Financial Bureau, the Ministry of Finance of Japan, on August 14, 2023 (the “Quarterly Securities Report”). An English translation of certain information included in the Quarterly Securities Report was previously submitted in a report on Form 6-K dated August 1, 2023. Accordingly, this document should be read together with the previously submitted report.

The Quarterly Securities Report has been prepared and filed in Japan in accordance with applicable Japanese disclosure requirements as well as generally accepted accounting principles in Japan (“J-GAAP”). There are significant differences between J-GAAP and generally accepted accounting principles in the United States. In addition, the Quarterly Securities Report is being filed in the context of other prior disclosures filed by MUFG in Japan and discusses selected recent developments taking into account those prior disclosures. Accordingly, you may need to review the following disclosure, together with other prior disclosures, to obtain all of the information that is important to you. For a more complete discussion of the background to information provided below, please see our annual report on Form 20-F for the fiscal year ended March 31, 2023 and other reports filed with or submitted to the U.S. Securities and Exchange Commission by MUFG.

The following disclosure contains forward-looking statements, which, unless specifically stated otherwise, reflect our understanding as of the date of filing of the Quarterly Securities Report. Actual results may significantly differ from those expressed or implied by such forward-looking statements. In addition, although the Risk Committee identified the top risks below, there may be other material risks that emerge as we operate our businesses.

Risks Relating to Our Business

We describe below some major developments and changes to update our risk factor disclosure previously included in our annual securities report for the fiscal year ended March 31, 2023 filed in Japan on June 27, 2023. The updates below are not a complete update of the prior disclosure, but instead intended to explain only the significant developments and changes that we believe may have a material impact on the risks to our business and other risks. The discussion below contains forward-looking statements, which, unless specifically described otherwise, reflect our understanding as of the date of filing of the Quarterly Securities Report.

The numbering of the subheading of the risk disclosure below corresponds to the numbering of the subheading of the same risk disclosure in our most recent annual securities report filed in Japan.

We determine the significance of various risk scenarios based on their impact and probability and identify potential risk events that are deemed to require close monitoring and attention for the next one-year period as top risks. The main top risks identified by our Risk Committee in July 2023 are as follows. By identifying these top risks, we seek to implement necessary risk management measures designed to minimize such risks to the extent possible and manage them in such a manner that they can be agilely dealt with in the event that they materialize. In addition, through management’s participation in discussions on such top risks, we strive to take effective measures based on a shared assessment of risks.

Main Top Risks

Risk events	Risk scenarios
Decline in capital sufficiency / Increase in risk assets	• Our capital management may be adversely affected by an increase in unrealized losses on debt securities due to a rise in interest rates globally.
Foreign currency liquidity risk	• Deterioration in market conditions may result in a depletion of foreign currency funding liquidity and an increase in our foreign currency funding costs.
Increase in credit costs

•   Sudden deterioration in global economic activities may result in an increase in our credit costs.

•   Deterioration in the credit quality of particular industries or counterparties, to which we have relatively larger exposures, may result in an increase in our credit costs.

IT risk

•   Cyber-attacks may result in customer information leakage, suspension of our services, and reputational damage.

•   System problems may result in our payment of financial compensation and damage to our reputation.

Risks relating to climate changes

•   If our efforts to address climate change-related risks or to make appropriate disclosure are deemed insufficient, our corporate value may be impaired.

•   Our credit portfolio may be adversely affected by the negative impact of climate change on our borrowers and transaction counterparties.

*

These risk events are among the risk events that were reported to MUFG’s Board of Directors following the Risk Committee’s discussion in July 2023. These risk events include risk events of general applicability.

3.	Risks relating to reforms of London Interbank Offered Rate and other interest rate benchmarks

We have various transactions, including derivatives, loans, bonds, and securitized products, that reference or referenced London Interbank Offered Rate, or LIBOR, and other interest rate benchmarks. ICE Benchmark Administration Limited, the LIBOR administrator, ceased publication of the one-week and two-month U.S. dollar LIBOR settings and all non-U.S. dollar LIBOR settings on a representative basis after December 31, 2021 and publication of all other U.S. dollar LIBOR settings after June 30, 2023.

In preparation for the discontinuation of the publication of LIBOR, we have been taking measures to deal with the reform of LIBOR and other interest rate benchmarks and the transition to alternative reference rates, and our transition away from LIBOR and related benchmarks with respect to transactions referencing LIBOR settings which ceased to be published after December 31, 2021 have been mostly completed, with a strategy in place for the remainder of such transactions. With respect to transactions referencing U.S. dollar LIBOR settings and which ceased to be published after June 30, 2023, although we have made substantial progress on our transition away from such U.S. dollar LIBOR settings and related benchmarks, we continue to take measures to complete such transition, while relying on legislative solutions for existing contracts that cannot feasibly be transitioned away from U.S. dollar LIBOR.

Such transition from LIBOR and other interest rate benchmarks to alternative reference rates is complex and entails uncertainty, including as to the economic characteristics and performance, market acceptance, and accounting and regulatory treatment of such alternative reference rates and the transition to such rates, and may have various adverse impacts on our business, financial position and operating results. In particular, among other things,

•

such transition may adversely affect the price, liquidity, profitability, and tradability of a wide range of financial instruments, such as loans and derivatives, included in our financial assets and liabilities that reference LIBOR and other interest rate benchmarks;

•

we may be unable to modify contracts with our counterparties to replace the reference rate for existing contracts based on or linked to LIBOR and other interest rate benchmarks with alternative reference rates as planned;

•

such transition may result in disputes with customers and counterparties concerning the interpretation of affected contracts or economic adjustments to the alternative reference rate adopted in connection with the reform of LIBOR and other interest rate benchmarks and the transition to alternative reference rates, or disputes concerning inappropriate trade practices or abuse of a dominant bargaining position in transactions with customers;

•	such transition may require us to respond to regulatory authorities in connection with the reform of LIBOR and other interest rate benchmarks and the transition to alternative reference rates; and

•	our operational and risk management systems may not be fully effective to deal with the reform of LIBOR and other interest rate benchmarks and the transition to alternative reference rates.

19.	Risks relating to regulatory changes

As a global financial services provider, our business is subject to ongoing changes in laws, regulations, rules, policies, accounting standards or methods, voluntary codes of practice and interpretations in Japan and other markets where we operate. Major global financial institutions currently face an increasingly stricter set of laws, regulations and standards as a result of emerging technologies, political and geopolitical developments, environmental, social and governance concerns, and other concerns enveloping the global financial sector. There is also growing political pressure to demand even greater internal compliance and risk management systems following several high-profile scandals and risk management failures in the financial industry and the resulting failures of financial institutions. The laws, regulations and standards that apply to us are often complex and, in many cases, we must make interpretive decisions regarding the application of such laws, regulations and standards to our business activities. Future developments or changes in laws, regulations, rules, policies, accounting standards or methods, voluntary codes of practice, interpretations and their effects are expected to require greater capital, human and technological resources as well as significant management attention, and may require us to modify our business strategies and plans. We may be unable to enhance our compliance management programs and systems, which, in some cases, are supported by third-party service providers, as required or planned. Our failure or inability to comply fully with applicable laws and regulations may lead to penalties, fines, public reprimands, damage to reputation, issuance of business improvement and other administrative orders, enforced suspension of operations, our inability to obtain regulatory approvals for future strategic initiatives or, in extreme cases, withdrawal of authorization to operate, adversely affecting our business and results of operations.

Additional Japanese GAAP Financial Information for the Three Months Ended June 30, 2023

1.	Changes in the Scope of Consolidation or Application of the Equity Method

I.	Significant changes in the scope of consolidation

None.

II.	Significant changes in the scope of application of the equity method

None.

Additional Information

(Estimated impact of the COVID-19 pandemic and the Russia-Ukraine situation relating to allowance for credit losses)

The process of calculating allowance for credit losses in our principal consolidated domestic banking subsidiaries involves various estimates such as determination of counterparty credit ratings which are based on evaluation and classification of counterparties’ debt-service capacity, assessment of the value of collateral provided by borrowers, and adjustments for future loss projections and other factors to the loss rates calculated based on historical credit loss experience.

Among these, internal credit ratings are assigned to counterparties based on qualitative factors such as the current and expected future business environment of the industry to which they belong as well as their management and funding risks in addition to quantitative financial evaluations through an analysis of their financial results. In particular, the uncertain business environment caused by such factors as the prolonged COVID-19 pandemic and Russia-Ukraine situation has had a significant impact on the financial position and operating results of certain counterparties. Determination of internal credit ratings for these counterparties may be highly dependent on our assessment of the prospects of improvements in their operating results and their ability to continue as going concerns.

When calculating allowance for credit losses, MUFG Bank, Ltd., our principal consolidated domestic banking subsidiary, determines expected loss rates primarily by calculating a rate of loss based on a historical average of the credit loss rate or a historical average of the default probability derived from actual credit loss experience or actual bankruptcy experience and making necessary adjustments based on future projections and other factors. The subsidiary makes such adjustments based on future loss projections and other factors to loss rates calculated based on historical loss experience, when and to the extent such adjustments are deemed appropriate, by taking into account the rate of increase in the credit loss rate or the default probability in a more recent period, additional expected losses and other factors, especially in light of the COVID-19 pandemic and the Russia-Ukraine situation. The amount of impact of these adjustments was ¥64,269 million as of June 30, 2023 (¥69,569 million as of March 31, 2023).

In addition, certain overseas subsidiaries which apply Generally Accepted Accounting Principles in the United States (“U.S. GAAP”) have adopted Accounting Standards Codification (“ASC”) Topic 326, “Financial Instruments—Credit losses,” provide for allowance for credit losses by estimating credit losses currently expected for the remaining term of the relevant contracts. Expected credit losses are calculated using a quantitative model that reflects economic forecast scenarios based on macroeconomic variables. The calculation process includes determination of macroeconomic variables used in multiple economic forecast scenarios and the weightings applied to each economic forecast scenario. Expected credit losses are adjusted for qualitative factors to compensate for expected credit losses that are not reflected in a quantitative model.

Significant assumptions used in our calculation of allowance for credit losses, including those described above, are subject to uncertainty. In particular, certain counterparties’ prospects of improvements in their operating results and expectations as to their ability to continue as going concerns, and adjustments to the rate of loss calculated based on actual experience for future projections and other factors, as well as determination of the macroeconomic variables used in, and the weightings applied to, multiple economic forecast scenarios, and adjustments thereto for qualitative factors, by certain subsidiaries which apply U.S. GAAP, are based on estimation relating to the economic environment with respect to which objective data are not readily available.

The outlook relating to the COVID-19 pandemic and the Russia-Ukraine situation, which are expected to further impact our counterparties’ operating environment and the economic environment, remains subject to significant uncertainty. Accordingly, we make certain assumptions, including that, COVID-19 restrictions on economic activity will be eased globally and normalization of economic activity will further progress, and that the uncertainty in the business environment caused by the Russia-Ukraine situation will remain. The recorded allowance for credit losses represents our best estimation made in a manner designed to ensure objectivity and rationality.

For the three-month period ended June 30, 2023, the assumptions for making estimates relating to allowance for credit losses remained substantially unchanged because the observable changes subsequent to the end of the previous fiscal year in the factors and circumstances underlying the outlook relating to the COVID-19 pandemic and the Russia-Ukraine situation were not sufficiently significant to cause such change in the assumptions. However, these assumptions are highly uncertain, and significant additional provision for credit losses may be recognized for the six-month period ending September 30, 2023 and subsequent reporting periods due to these and other factors and circumstances affecting the financial performance of counterparties or the economic environment.

(Provisional closing of accounts of a significant equity-method affiliate)

Morgan Stanley, a significant equity-method affiliate of MUFG, closes its financial accounts based on a fiscal year-end of December 31 and, previously, the equity method of accounting was applied to Morgan Stanley’s consolidated financial statements as of the end of Morgan Stanley’s quarterly reporting period. However, from the perspective of providing financial information in a more timely manner, MUFG has decided to make modifications so that the equity method of accounting will be applied to Morgan Stanley based on a provisional closing of Morgan Stanley’s accounts as of the end of MUFG’s quarterly reporting period, effective from the beginning of the three months ended June 30, 2023.

Accordingly, for MUFG’s quarterly reporting period ended June 30, 2023, the equity method of accounting is applied to Morgan Stanley’s consolidated financial statements based on a provisional closing of accounts for the six-month period from January 1, 2023 to June 30, 2023, and MUFG’s consolidated financial statements for the quarterly reporting period ended June 30, 2023 reflect the impact of such provisional closing of accounts of Morgan Stanley.

For the period from January 1, 2023 to March 31, 2023, equity in earnings of the equity method investees related to Morgan Stanley is ¥101,560 million, losses on change in equity related to Morgan Stanley is ¥22,058 million, and share of other comprehensive income of associates accounted for using equity method related to Morgan Stanley included in other comprehensive income is ¥271,194 million.

2.	Consolidated Balance Sheets

I.

Loans to be disclosed under the Banking Act and the Financial Reconstruction Act (the “FRA”) were as follows. Disclosed loans include corporate bonds included in Securities (to the extent that such bonds were issued through private placements as stipulated in Article 2-3 of the Financial Instruments and Exchange Act and that the principal of and interest on such bonds are partly or fully guaranteed by MUFG), Loans and bills discounted, Foreign exchanges, accrued interest and suspense payments included in Other assets, and Customers’ liabilities for acceptances and guarantees, each as included in the consolidated balance sheets, and securities loaned (to the extent borrowers have the right to sell or pledge such securities) as included in the notes to the consolidated balance sheets.

	(in millions of yen)
	March 31, 2023	June 30, 2023
Bankrupt or De facto Bankrupt	¥198,312	¥206,430
Doubtful	¥746,207	¥789,227
Special Attention	¥618,892	¥582,881
Accruing loans contractually past due 3 months or more	¥23,679	¥26,536
Restructured loans	¥595,212	¥556,344
Subtotal	¥1,563,411	¥1,578,538
Normal	¥121,766,210	¥124,995,832
Total	¥123,329,622	¥126,574,371

The amounts in the above table represent gross amounts before deduction of allowance for credit losses.

II.	The principal amount of money trusts entrusted to domestic trust banking subsidiaries for which repayment of the principal to the customers was guaranteed

	(in millions of yen)
	March 31, 2023	June 30, 2023
Principal-guaranteed money trusts	¥6,408,838	¥6,251,474

III.	Guarantee obligations for private placement bonds (provided in accordance with Article 2-3 of the Financial Instruments and Exchange Law) among the bonds and other securities included in “Securities”

	(in millions of yen)
	March 31, 2023	June 30, 2023
Guarantee obligations for private placement bonds	¥313,903	¥325,046

IV.	Contingent liabilities

(Litigation)

In the ordinary course of business, MUFG is subject to various litigation and regulatory matters. In accordance with applicable accounting guidance, MUFG establishes a Reserve for Contingent Losses arising from litigation and regulatory matters when they are determined to be probable in their occurrences and the probable loss amount can be reasonably estimated. Based upon current knowledge and consultation with counsel, management believes the eventual outcome of such litigation and regulatory matters, where losses are probable and the probable loss amounts can be reasonably estimated, would not have a material adverse effect on MUFG’s financial position, results of operations or cash flows.

Management also believes the amount of loss that is reasonably possible, but not probable, from various litigation and regulatory matters is not material to MUFG’s financial position, results of operations or cash flows.

3.	Consolidated Statements of Income

I.	“Other ordinary income” for the periods indicated included the following:

	(in millions of yen)
	For the three months ended June 30,
	2022	2023
Equity in earnings of the equity method investees	¥123,039	¥199,921
Gains on sales of equity securities	73,709	46,786

II.	“Other ordinary expenses” for the periods indicated included the following:

	(in millions of yen)
	For the three months ended June 30,
	2022	2023
Provision for allowance for credit losses	¥23,780	¥35,111
Write-offs of loans	82,599	30,435
Write-offs of equity securities	46,473	1,424

III.	(Additional information)

In connection with the planned sale of the shares in MUFG Union Bank, N.A. (hereinafter referred to as “MUB”), MUFG Americas Holdings Corporation recognized an aggregate of ¥271,288 million of losses for the quarter ended March 31, 2022, primarily in accordance with ASC Topic 326, “Financial Instruments—Credit losses,” and ASC Topic 310, “Receivables.” The aggregate losses reflected ¥217,761 million of valuation losses related to securities held for sale recorded as Other operating expenses and ¥44,472 million of valuation losses related to loans held for sale recorded as Other ordinary expenses.

4.	Consolidated Statements of Cash Flows

No consolidated statements of cash flows have been prepared for the three-month periods ended June 30, 2022 and 2023. Depreciation (including amortization of intangible assets other than goodwill) and amortization of goodwill for the periods indicated were as follows:

	(in millions of yen)
	For the three months ended June 30,
	2022	2023
Depreciation	¥74,569	¥80,889
Amortization of goodwill	4,873	4,324

5.	Shareholders’ Equity

For the three months ended June 30, 2022

I.	Cash dividends

Date of approval	Type of stock	Total Dividends (in millions of yen)	Dividend per share (in yen)	Dividend record date	Effective date	Source of dividends
Annual General Meeting of Shareholders on June 29, 2022	Common stock	183,396	14.5	March 31, 2022	June 30, 2022	Retained earnings

II.	Dividends the record date for which fell within the three-month period and the effective date of which was after the end of the three-month period

None.

For the three months ended June 30, 2023

I.	Cash dividends

Date of approval	Type of stock	Total Dividends (in millions of yen)	Dividend per share (in yen)	Dividend record date	Effective date	Source of dividends
Annual General Meeting of Shareholders on June 29, 2023	Common stock	192,859	16.0	March 31, 2023	June 30, 2023	Retained earnings

II.	Dividends the record date for which fell within the three-month period and the effective date of which was after the end of the three-month period

None.

6.	Segment Information

I.	Business segment information

(1)	Information on net revenue and operating profit (loss) for each reporting segment

For the three months ended June 30, 2022

	(in millions of yen)
	For the three months ended June 30, 2022
	Digital Service Business Group	Retail & Commercial Banking Business Group	Japanese Corporate & Investment Banking Business Group	Global Commercial Banking Business Group	Asset Management & Investor Services Business Group	Global Corporate & Investment Banking Business Group	Total of Customer Business	Global Markets Business Group	Other	Total
Net revenue	¥182,613	¥134,742	¥157,883	¥205,917	¥86,037	¥159,872	¥927,067	¥225,089	¥(5,827)	¥1,146,329
Operating expenses	128,034	113,555	80,976	141,474	59,253	79,591	602,886	66,456	47,931	717,274

Operating profit (loss)	¥54,579	¥21,186	¥76,907	¥64,442	¥26,783	¥80,280	¥324,180	¥158,632	¥(53,758)	¥429,054

(Notes)

1.	“Net revenue” in the above table is used in lieu of net sales generally used by Japanese non-financial companies.
2.	“Net revenue” includes net interest income, trust fees, net fees and commissions, net trading profit, and net other operating profit.
3.	“Operating expenses” includes personnel expenses and premise expenses.

For the three months ended June 30, 2023

	(in millions of yen)
	For the three months ended June 30, 2023
	Digital Service Business Group	Retail & Commercial Banking Business Group	Japanese Corporate & Investment Banking Business Group	Global Commercial Banking Business Group	Asset Management & Investor Services Business Group	Global Corporate & Investment Banking Business Group	Total of Customer Business	Global Markets Business Group	Other	Total
Net revenue	¥186,610	¥147,587	¥224,606	¥142,635	¥93,538	¥200,424	¥995,403	¥243,345	¥10,299	¥1,249,048
Operating expenses	130,398	115,675	83,763	81,818	67,260	81,060	559,976	73,051	62,347	695,375

Operating profit (loss)	¥56,212	¥31,912	¥140,843	¥60,816	¥26,278	¥119,364	¥435,426	¥170,293	¥(52,047)	¥553,673

(Notes)

1.	“Net revenue” in the above table is used in lieu of net sales generally used by Japanese non-financial companies.
2.	“Net revenue” includes net interest income, trust fees, net fees and commissions, net trading profit, and net other operating profit.
3.	“Operating expenses” includes personnel expenses and premise expenses.

(2)	Reconciliation of the total operating profit in each of the above tables to the ordinary profit in the consolidated statement of income for the corresponding three-month period

	(in millions of yen)
	For the three months ended June 30,
	2022	2023
Total operating profit of reporting segments	¥429,054	¥553,673
Operating profit of consolidated subsidiaries excluded from reporting segments	(200)	228
Provision for general allowance for credit losses	11,235	392
Credit related expenses	(125,189)	(69,169)
Gains on reversal of reserve for contingent losses included in credit costs	19,016	1,531
Gains on loans written-off	20,962	25,602
Net gains on equity securities and other securities	19,020	43,765
Equity in earnings of the equity method investees	123,039	199,921
Others	(233,975)	(30,359)

Ordinary profit in the consolidated statement of income	¥262,961	¥725,585

(Note)

For the three months ended June 30, 2022, in connection with the then planned sale of the shares in MUB, an aggregate of ¥271,288 million of losses was recognized primarily in accordance with ASC Topic 326, “Financial Instruments—Credit losses,” and ASC Topic 310, “Receivables.” These losses consisted mainly of ¥217,761 million of valuation losses related to securities held for sale, which was included in “Others”, and ¥44,472 million of valuation losses related to loans held for sale, which was included in “Credit related expenses.”

(3)	Changes relating to reporting segments

From the three months ended June 30, 2023, MUFG has changed the method of allocation of net revenue and operating expenses among reporting segments and has accordingly changed the method of calculation of operating profit (loss) of each reporting segment.

The business segment information for the three months ended June 30, 2022 has been restated based on the new calculation method.

7.	Financial Instruments

The following shows those financial instruments as of June 30, 2023 which were deemed material in the management of our group company businesses and showed material changes as compared to those as of March 31, 2023.

The following tables do not include investment trusts which are accounted for in accordance with Paragraphs 24-3 and 24-9 of ASBJ Implementation Guidance No. 31, “Implementation Guidance on Accounting Standard for Fair Value Measurement” (ASBJ, June 17, 2021) (“Implementation Guidance on Fair Value Measurement”). (See Note (*2) to each of the tables under (1) below.)

The fair values of financial instruments are classified into the following three levels depending on the observability and significance of the input used in the fair value calculation.

Level 1: Fair value determined based on (unadjusted) quoted prices in active markets for identical assets or liabilities

Level 2: Fair value determined based on directly or indirectly observable inputs other than the Level 1 inputs

Level 3: Fair value determined based on significant unobservable inputs

Where multiple inputs are used with a significant impact on the fair value calculation, the fair value of a financial instrument is classified based on the lowest of the priority levels to which any of those inputs belongs.

(1)	Financial assets and liabilities at fair value on the consolidated balance sheets

As of March 31, 2023

	(in millions of yen)
Category	Amount on consolidated balance sheet
	Level 1	Level 2	Level 3	Total
Trading assets (*1)	3,665,466	5,339,485	112,109	9,117,060
Securities (Available-for-sale securities)
Government bonds	23,292,055	226,776	—	23,518,832
Foreign bonds	13,021,062	8,686,933	2,165	21,710,161
Investment trusts (*2)	105,025	6,094,265	2,189	6,201,481

(*1)	The derivatives transactions recorded in trading assets are not included in the above table.

(*2)

The amount of investment trusts which are accounted for in accordance with Paragraphs 24-3 and 24-9 of the Implementation Guidance on Fair Value Measurement is not included in the table above. The amount of such investment trusts recorded in assets on the consolidated balance sheet is ¥563,208 million.

As of June 30, 2023

	(in millions of yen)
Category	Amount on consolidated balance sheet
	Level 1	Level 2	Level 3	Total
Trading assets (*1)	6,113,601	6,604,092	92,200	12,809,895
Securities (Available-for-sale securities)
Government bonds	20,884,304	27,906	—	20,912,210
Foreign bonds	9,017,814	9,627,001	2,198	18,647,013
Investment trusts (*2)	230,461	5,269,509	2,231	5,502,202

(*1)	The derivatives transactions recorded in trading assets are not included in the above table.

(*2)

The amount of investment trusts which are accounted for in accordance with Paragraphs 24-3 and 24-9 of the Implementation Guidance on Fair Value Measurement is not included in the table above. The amount of such investment trusts recorded in assets on the consolidated balance sheet is ¥653,193 million.

8.	Securities

*1

The following shows those securities as of June 30, 2023 which were deemed material in the management of our group company businesses and showed material changes as compared to those as of March 31, 2023.

*2

In addition to “Securities” on the consolidated balance sheet, the figures in the following tables include negotiable certificates of deposit in “Cash and due from banks,” securitized products in “Monetary claims bought” and others.

I.	Debt securities being held to maturity

	(in millions of yen)
	March 31, 2023
	Amount on consolidated balance sheet	Fair value	Difference
Domestic bonds	¥15,052,012	¥15,060,024	¥8,012
Government bonds	13,513,972	13,526,750	12,778
Municipal bonds	1,144,825	1,139,490	(5,334)
Short-term corporate bonds	—	—	—
Corporate bonds	393,214	393,783	568
Other securities	6,468,068	6,326,130	(141,938)
Foreign bonds	3,913,345	3,821,197	(92,148)
Other	2,554,723	2,504,932	(49,790)

Total	¥21,520,080	¥21,386,154	¥(133,925)

	(in millions of yen)
	June 30, 2023
	Amount on consolidated balance sheet	Fair value	Difference
Domestic bonds	¥15,650,873	¥15,680,247	¥29,374
Government bonds	13,614,463	13,642,728	28,264
Municipal bonds	1,553,783	1,553,195	(587)
Short-term corporate bonds	—	—	—
Corporate bonds	482,626	484,324	1,697
Other securities	7,386,288	7,166,059	(220,228)
Foreign bonds	4,675,601	4,503,366	(172,234)
Other	2,710,687	2,662,693	(47,993)

Total	¥23,037,161	¥22,846,307	¥(190,854)

9.	Money Held in Trust

There are no material changes to be disclosed as of June 30, 2023 compared to March 31, 2023.

10.	Derivatives

The following shows those derivatives as of June 30, 2023 which were deemed material in the management of our group company businesses and showed material changes as compared to those as of March 31, 2023.

I.	Currency-related derivatives

		(in millions of yen)
		March 31, 2023
Classification	Type of transaction	Contract amount	Fair value	Valuation gains (losses)
Transactions listed on exchanges	Currency futures	¥558,248	¥2,229	¥2,229
OTC transactions	Currency swaps	71,642,892	223,796	223,796
	Forward contracts on foreign exchange	203,252,064	(26,371)	(26,371)
	Currency options	19,743,916	32,116	(8,183)

	Total	—	¥231,771	¥191,471

(Notes)

1.	The transactions above are stated at fair value and the related valuation gains (losses) are reported in the consolidated statements of income.

2.	Those derivatives transactions to which the hedge accounting is applied are excluded from the above table.

		(in millions of yen)
		June 30, 2023
Classification	Type of transaction	Contract amount	Fair value	Valuation gains (losses)
Transactions listed on exchanges	Currency futures	¥655,390	¥3,415	¥3,415
OTC transactions	Currency swaps	74,838,085	334,217	334,217
	Forward contracts on foreign exchange	245,417,654	329,261	329,261
	Currency options	19,975,998	(26,515)	(44,866)

	Total	—	¥640,378	¥622,027

(Notes)

1.	The transactions above are stated at fair value and the related valuation gains (losses) are reported in the consolidated statements of income.

2.	Those derivatives transactions to which the hedge accounting is applied are excluded from the above table.

II.	Bond-related derivatives

		(in millions of yen)
		March 31, 2023
Classification	Type of transaction	Contract amount	Fair value	Valuation gains (losses)
Transactions listed on exchanges	Bond futures	¥859,818	¥(1,435)	¥(1,435)
	Bond futures options	307,771	362	388
OTC transactions	Bond OTC options	2,885,902	10	(293)
	Bond OTC swaps	740,075	116,330	116,330
	Total return swaps	301,535	(3,581)	(3,581)

	Total	—	¥111,685	¥111,408

(Notes)

1.	The transactions above are stated at fair value and the related valuation gains (losses) are reported in the consolidated statements of income.

2.	Those derivatives transactions to which the hedge accounting is applied are excluded from the above table.

		(in millions of yen)
		June 30, 2023
Classification	Type of transaction	Contract amount	Fair value	Valuation gains (losses)
Transactions listed on exchanges	Bond futures	¥1,051,813	¥147	¥147
	Bond futures options	863,793	966	804
OTC transactions	Bond OTC options	2,595,611	182	(411)
	Bond forward contracts	2,790,739	(15,500)	(15,500)
	Bond OTC swaps	868,221	147,923	147,923
	Total return swaps	264,215	(16,742)	(16,742)

	Total	—	¥116,977	¥116,221

(Notes)

1.	The transactions above are stated at fair value and the related valuation gains (losses) are reported in the consolidated statements of income.

2.	Those derivatives transactions to which the hedge accounting is applied are excluded from the above table.

11.	Revenue Recognition

Disaggregated information on revenues from contracts with customers

	(in millions of yen)
	For the three months ended June 30,
	2022	2023
Fees and commissions	¥412,122	457,534
Fees and commissions on remittances and transfers	39,422	40,238
Fees and commissions on deposits	15,745	11,367
Fees and commissions on loans (*1)	71,644	99,255
Fees and commissions on trust-related services	25,436	24,338
Fees and commissions on security-related services	36,560	37,626
Fees and commissions on credit card business (*1)	72,773	77,983
Fees and commissions on administration and management services for investment funds and investment advisory services	57,981	60,677
Guarantee fees (*2)	29,433	31,949
Other fees and commissions (*1)	63,125	74,097

Trust fees	¥35,524	33,215

(Notes)

1.	Include revenues that are not within the scope of ASBJ Statement No.29, “Accounting Standard for Revenue Recognition.”

2.	Guarantee fees are not included within the scope of ASBJ Statement No.29, “Accounting Standard for Revenue Recognition.”

3.

Fees and commissions on remittances and transfers were generated mainly through the Digital Service Business Group, the Retail & Commercial Banking Business Group, the Japanese Corporate & Investment Banking Business Group, the Global Commercial Banking Business Group and the Global Corporate & Investment Banking Business Group. Fees and commissions on deposits were generated mainly through the Digital Service Business Group and the Global Commercial Banking Business Group. Fees and commissions on loans were generated mainly through the Digital Service Business Group, the Retail & Commercial Banking Business Group, the Japanese Corporate & Investment Banking Business Group and the Global Corporate & Investment Banking Business Group. Fees and commissions on trust-related services were generated mainly through the Asset Management & Investor Services Business Group. Fees and commissions on security-related services were generated mainly through the Retail & Commercial Banking Business Group, the Japanese Corporate & Investment Banking Business Group and the Global Corporate & Investment Banking Business Group. Fees and commissions on credit card business were generated mainly through the Digital Service Business Group. Fees and commissions on administration and management services for investment funds and investment advisory services were generated mainly through the Asset Management & Investor Services Business Group. Trust fees were generated mainly through the Retail & Commercial Banking Business Group, the Japanese Corporate & Investment Banking Business Group and the Asset Management & Investor Services Business Group.

12.	Per Share Information

Basic earnings per common share and diluted earnings per common share and the bases for the calculation for the periods indicated were as follows:

	(in yen)
	For the three months ended June 30,
	2022	2023
Basic earnings per common share	¥9.03	¥46.43
Diluted earnings per common share	8.93	46.29

	(in millions of yen)
	For the three months ended June 30,
	2022	2023
Profits attributable to owners of parent	¥113,685	¥558,389
Profits not attributable to common shareholders	—	—
Profits attributable to common shareholders of parent	113,685	558,389

	(in thousands)
	For the three months ended June 30,
	2022	2023
Average number of common shares during the periods	12,586,897	12,023,926

	(in millions of yen)
	For the three months ended June 30,
	2022	2023
Diluted earnings per share
Adjustments to profits attributable to owners of parent	¥(1,174)	¥(1,796)
Adjustments related to dilutive shares of consolidated subsidiaries and others	(1,174)	(1,796)

	(in thousands)
	For the three months ended June 30,
	2022	2023
Increase in common shares	—	—

	For the three months ended June 30,
	2022	2023
Description of antidilutive securities which were not included in the calculation of diluted earnings per common share but which materially changed after the end of the previous fiscal year	Share subscription rights issued by equity method affiliates: Morgan Stanley Stock options and others — 4 million units as of March 31, 2022	Share subscription rights issued by equity method affiliates: Morgan Stanley Stock options and others — 4 million units as of June 30, 2023